Mail Stop 4561

      					July 23, 2007

James W. Cuminale, Esq.
The Nielsen Company B.V.
770 Broadway
New York, New York 10003

Re:	The Nielsen Company B.V.
	Amendment No. 2 to Registration Statement on Form S-4
      Filed July 12, 2007
      File No. 333-142546

Dear Mr. Cuminale:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 114

1. We note your response to comment 6. Please provide additional analysis regarding the competitive harm that would accompany disclosure of the performance targets. Your analysis should include a discussion of the type of target, including the performance measure and whether it relates to the company as a whole or a particular business line or division, and how your competitors could use this information to your disadvantage.

Employment Agreement with Mr. David L. Calhoun, page 121

2. We note your response to comment 10. Please clarify the disclosure relating to the "particular circumstances" that led to the committee`s determination that one options should be granted for every three dollars invested.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristi Marrone at 202-551-3429 or Dan
Gordon,
Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3780 with any other questions.

Sincerely,



Karen J. Garnett
Assistant Director

cc:	Monica Thurmond, Esq. (via facsimile)

James W. Cuminale, Esq.
The Nielsen Company B.V.
July 23, 2007
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